Exhibit 1.

Ciudad Autónoma de Buenos Aires, April 22, 2016

Messrs.

COMISIÓN NACIONAL DE VALORES

MERCADO DE VALORES DE BUENOS AIRES

Present

Ref.: Relevant Fact – Exclusivity agreement for the sale of the stake of the Company in Transportadora de Gas del SurS.A.

Dear Sirs:

I am pleased to address you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”), in connection with the relevant fact issued on March 9, 2016, in order to inform that the Company agree with Harz Energy, a subsidiary of Grupo Neuss (the “Potential Buyer”, and together with the Company, the “Parties”) a 45-day exclusivity period (the “Exclusivity Period”) to perfect the sale of the stake and rights that the Company, directly or indirectly, has in Transportadora de Gas del Sur S.A. (“TGS”).

Among others, the Parties agreed certain terms and commercial conditions, as:

* As compensation for the Exclusivity Period, the Potential Buyer paid the Company an amount of USD3,000,000 (U.S. Dollars three million) in account of the purchase price.

* In the event that the sale of TGS is perfected, the purchase price will be USD 250,000,000 (U.S. Dollars two hundred fifty million).

Sincerely,

María Agustina Montes
Responsible of Market Relations